May 13, 2015

Amanda Ravitz, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Medigus Ltd. Registration Statement on Form 20-F (File No. 001-37381) Registration Statement on Form F-6 (File No. 333-203937)
Dear Ms. Ravitz:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Medigus Ltd. (the “Company”) hereby respectfully requests acceleration of the effective date of the Company’s registration statement on Form 20-F, submitted to the U.S. Securities and Exchange Commission (the “Commission”) on May 7, 2015 (the “20-F Registration Statement”), so that it may become effective at 2:00 p.m., Eastern Time, on May 15, 2015, or as soon thereafter as practicable.

The Company also respectfully requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of the effective date of the Company’s registration statement on Form F-6, submitted to the Commission on May 7, 2015 (the “F-6 Registration Statement” , and together with the 20-F Registration Statement, the “Registration Statements”), so that the F-6 Registration Statement may be declared effective concurrently with the 20-F Registration Statement, at 2:00 p.m., Eastern Time, on May 15, 2015, or as soon thereafter as practicable.

In connection with the Company’s request for acceleration of the effective date of the Registration Statements, the Company acknowledges the following:

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should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statements effective, it does not foreclose the Commission from taking any action with respect to the Registration Statements;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statements effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statements; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact the Company’s outside counsel, Eric Spindel, of Yigal Arnon & Co. at (+972) 3-608-7703.

Sincerely, MEDIGUS LTD.

By:	/s/ Christopher Rowland
Name: Christopher Rowland
Title: Chief Executive Officer

Cc:	Jay Mumford, Securities and Exchange Commission Daniel Morris, Securities and Exchange Commission Eric Spindel, Yigal Arnon & Co.

Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel